Exhibit 99.1

November 28, 2025	Reference: 85385/161

The Securities and Exchange Commission

Re:	Prospectus Supplement of Cenovus Energy Inc. (the “Registrant”)

We have acted as Canadian counsel to the Registrant in connection with the prospectus supplement dated November 28, 2025 (the “U.S. Prospectus Supplement”), included as part of the registration statement on Form F-10 (Registration No. 333-291853) of the Registrant, filed by the Registrant with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”).

We hereby consent to references to our firm name under the headings “Enforceability of Civil Liabilities”, “Risk Factors” and “Legal Matters” in the U.S. Prospectus Supplement and to the reference to our advice under the headings “Enforceability of Civil Liabilities” and “Risk Factors” in the U.S. Prospectus Supplement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the rules thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP

Blake, Cassels & Graydon LLP